December 18, 2020

Vanessa Robertson

Laura Crotty

Kevin Vaughn

Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullinan Oncology, LLC
Amendment 1 to Draft Registration Statement on Form S-1
Submitted December 9, 2020
CIK No. 377-03734

Dear Ms. Crotty:

On behalf of our client, Cullinan Oncology, LLC (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amendment No. 1 Draft Registration Statement”) contained in the Staff’s letter dated December 18, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 1 Draft Registration Statement and is publicly filing a revised S-1 Registration Statement (the “S-1 Registration Statement”) together with this response letter. The S-1 Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the S-1 Registration Statement (including exhibits) and four marked copies of the S-1 Registration Statement showing the changes to the Amendment No. 1 Draft Registration Statement confidentially submitted on December 9, 2020

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S-1 Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the S-1 Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

filed December 9, 2020

Our Pipeline, page 3

1.

We note your response to our prior comment 3 regarding your continued inclusion of the terminated programs in your pipeline table. While we understand your view that the inclusion of the terminated programs further demonstrates the company’s commitment to its business model and strategy, we note that the efficient allocation of capital resources and termination of candidate programs is not unique to your hub-and-spoke model. Additionally, terminated programs are no longer part of your pipeline and not material to your current operations. For this reason, we request that you remove the terminated programs from the pipeline table.

RESPONSE: The Company respectfully advises the Staff that it has revised the product pipeline table on pages 4 and 124 of the S-1 Registration Statement in response to the Staff’s comment to remove the terminated programs from the pipeline table.

License Agreements, page 162

2.

We note your response to comment 8. Please further revise the Taiho license royalty range of “low single digit to low teen digit royalty percentages” to further narrow the range to no more than ten parentage points.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 164 of the S-1 Registration Statement in response to the Staff’s comment to narrow the range of royalty percentage points to no more than ten percentage points.

3.

Please also revise the description of the royalty termination provision to quantify the number of years following the first commercial sale, as opposed to “low double digit of years following the first commercial sale.”

RESPONSE: The Company respectfully advises the Staff that it has revised the description of the royalty termination provision on page 164 of the S-1 Registration Statement in response to the Staff’s comment to quantify the number of years following the first commercial sale.

Sincerely, /s/ Gabriela Morales-Rivera Gabriela Morales-Rivera

cc:	Owen Hughes, Cullinan Oncology, LLC

Jeffrey Trigilio, Cullinan Oncology, LLC

Mitchell Bloom, Goodwin Procter LLP

Danielle Lauzon, Goodwin Procter LLP